PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended October 31, 2010

page 1 of 8 pages

Dated December 15, 2010

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2010 and from the audited financial statements of Pacific Booker for the year ended January 31, 2010 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE Amex Stock Exchange under the symbol PBM.

Overall Performance

On September 28, 2009, the Company submitted an Application for an Environmental Assessment Certificate to the BC Environmental Assessment Office (BCEAO).  The Application was evaluated to determine if the Application addressed all the items in the Application Terms of Reference.  On October 27, 2009, the BCEAO issued a letter to PBM accompanied by a list of deficiencies in the Application itemized in a Screening Evaluation Table.  The Screening Evaluation Table identified information or clarification requests that were to be addressed by PBM for the Application to progress to the Review stage.

The Company prepared an Addendum to address the deficiencies in the Application which was submitted to the BCEAO on May 25, 2010.

On July 12, 2010, the British Columbia Environmental Assessment Office (BCEAO) had accepted for Review the Company’s Application for an Environmental Assessment Certificate.  The BCEAO also informed the Company that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.  The 180-day Environmental Assessment Certificate Application Review period commenced on July 12, 2010.

The Environmental Assessment Certificate is required to apply for the various Licences and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day open-pit mine (projected mine life of 21 years) at the Morrison property.

In addition, the BCEAO has accepted the following Licences and Permits for Concurrent Review:

1.

Mining Lease, Ministry of Energy Mines and Petroleum Resources

2.

Crown Lease for mineral tenure 520519 (tailings storage facility), Integrated Land Management Bureau

3.

Statutory Right-of-Way Crown Land Tenure for the transmission line, Integrated Land Management Bureau

4.

Occupant Licence to Cut for the mine site, Ministry of Forests and Range

5.

Special Use Permit, Ministry of Forests and Range

6.

Road Permits and Road Use Agreements, Ministry of Forests and Range

7.

Forest Licence to Cut for the transmission line, Ministry of Forests and Range

On August 5, 2010, the Company announced that pursuant to the Canadian Environmental Assessment Act, Transport Canada (TC), Fisheries and Oceans Canada (DFO) and Natural Resources Canada (NRCan), as Responsible Authorities (RAs), commenced a comprehensive study in relation to the proposed development of the Morrison Copper/Gold Project (the Project) on July 14, 2009.  TC has since determined that the Project will cause no impediment to navigation and has been removed as an RA.

A series of amendments to the Canadian Environmental Assessment Act came into force effective July 12, 2010.  The amendments are designed to strengthen the delivery of high-quality Environmental Assessment through a simplified comprehensive study process.  As part of these amendments, the Canadian Environmental Assessment Agency (CEAA) will perform the duties and functions of the Responsible Authority for the Project until the submission of the comprehensive study report to the Minister of the Environment.  After the Minister’s Environmental Assessment decision, the role of the RA reverts to those federal departments and agencies that are responsible for taking a course of action and making permitting decisions for the Project.  The Responsible Authorities include DFO and NRCan.

The BC Environmental Assessment Office (BCEAO) and the CEAA will coordinate their respective review processes to ensure that joint steps are undertaken wherever that can appropriately be done consistent with the Canada-British Columbia Agreement for Environmental Assessment.

The Project has been accepted as a major natural resource project by the Major Project Management Office (MPMO) who oversees and tracks the federal review and Aboriginal engagement and consultation for major resource projects.  Accordingly, MPMO has put in place a Project Agreement, dated April 2010, (http://www.mpmo-bggp.gc.ca/project-projet/morrison-eng.php) which describes the main activities of a federal review and outlines the key roles and responsibilities of the Parties involved in the review.  The MPMO will track and monitor the progress of the Project through the federal Environmental Assessment to ensure service standards and timelines are met.

The Company has carried out the First Nations and Public Consultation Plan in accordance with Consultation Plans that were published as part of the EAC Application.  This included issuing information sharing bulletins, newspaper advertisements, and open houses in local communities.

As the EAC Application has been accepted for Review and in anticipation of issuance of an Environmental Assessment Certificate, the Company intends to pursue the following activities:

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPCM or EPC);

•

Procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Detailed Engineering and Design; and

•

Site Engineering Survey.

On August 26, 2010, the Company announced that on August 24th, the Company was served with a Notice of Civil Claim by the Plaintiff, Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.

In May 2006, the Company entered into a contract with Rescan to provide professional services and prepare an Application for an Environmental Assessment Certificate (the Application).  The Application was submitted to the British Columbia Environmental Assessment Office (BCEAO) in September 2009 and was subsequently rejected because it contained a number of significant deficiencies.  The Company prepared an Addendum to the Application, which was submitted to the BCEAO in May 2010 and was successfully accepted for Review on July 12, 2010.

The Company has made numerous attempts to resolve the issues resulting from concerns over Rescan’s quality of work, the time it took to complete the failed Application and the fees invoiced for the services.  To date, the Company has not received any reasonable response from Rescan, nor has Rescan provided all the drawings, specifications, calculations, files, records, and other documents as required by the contract.

The total amount billed by Rescan to the Company for it’s services (not including GST) was $5.24 million, of which ($182,854.80 plus GST in the amount of $9,142.74 for a total of) $191,997.54 is the unpaid amount.

On September 27, 2010, the Company announced that it had filed its Response to the Notice of Civil Claim served by the Plaintiff, Rescan Environmental Services Ltd. (Rescan) on August 24, 2010. The claim stemmed from Rescan’s demand for payment of $191,997.54 in outstanding invoices on the Morrison Copper/Gold Project, which the Company disputes.

The Company also filed a Counterclaim against Rescan seeking damages for professional negligence and breach of contract.  The Company claims:

1.

Rescan breached the terms of the Consulting Services Agreement,

2.

Rescan breached the duty of care it owed to the Company,

3.

Rescan made misrepresentations regarding the Project Budget and Schedule,

4.

As a result of the breach of contract, the breach of the duty of care and the misrepresentations of Rescan, the Company suffered damages, and

5.

PBM is entitled to the Project Documents pursuant to the Agreement.

During the quarter under discussion, the remainder of the 360,000 options, with an expiry date of October 4, 2010, which were granted under the Company’s stock option plan in October 2005, have been exercised at their set exercise price of $4.00 per share.  Cash received from the exercise of these options in the quarter under discussion was $1,277,500 which will be used for general working capital.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2008	$ 23,455,303	$ -	$ 209,308	$ 2,221,907	$ 0.23
January 31, 2009	$ 29,766,070	$ -	$ 173,848	$ 2,229,730	$ 0.20
January 31, 2010	$ 29,293,556	$ -	$ 20,436	$ 2,254,085	$ 0.20

Results of Operations

The largest dollar amount on the income statement is the recording of the stock-based compensation expense and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our administration expenses with the corresponding increase in the Company’s equity.  Due to this item on our statement of operations, the loss for the period was $714,200 larger than it would have been without the stock compensation expense.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $667,842, a decrease of $79,693 over the same period in the previous fiscal year.  The largest amount difference was a decrease in shareholder information and promotion in the amount of $126,480 due to reduced outside assistance in relation to promotion of the Company and it’s stock.    The next largest amount change was an increase in Professional fees for legal activities in the amount of $51,014.  The difference in the loss on foreign exchange (a loss of $6,485 versus a gain in the same period of the previous year of $9,559) for an increase in the loss in the amount of $16,044.  Office and miscellaneous was down by $13,383.  Investor relations fees were also down by $10,549 when compared to the same period in the previous fiscal year.  Wages and benefits are also a higher by $8,055 when compared to the same period in the previous fiscal year, due to an increase in administration staff and benefit costs associated with the exercise of options.  Filing and transfer agent fees were down by $7,410.  Amortization was $4,849 higher than the previous fiscal year period due to the depreciation on the purchase of a vehicle late in the year in 2009.  Travel costs were also lower by $5,832 when compared to the previous fiscal year period.  Interest income was also lower by the amount of $4,792 due to the decrease in the prime interest rates paid by the bank and the reduced amount of cash held.

When you compare the quarter ended October 31, 2010 with the quarter ended July 31, 2010, the loss for the current quarter was $15,840 less than the previous quarter, with the biggest difference being a reduction in legal fees in the amount of $21,117.  Filing and transfer agent fees were also lower by $11,920 during the current quarter.  Director fees were also lower for the current quarter by $3,000.  These reductions in loss were offset by an increase in the amount incurred for Shareholder information and promotion in the amount of $9,369, an increase in the loss on foreign exchange (a loss of $978 versus a gain in the same period of the previous year of $4,543) for an increase in the loss in the amount of $5,521, and an increase in Wages and benefits of $4,440.

During the current fiscal year, the Company incurred $1,519,351 in exploration & development expenditures on the Morrison property compared to $2,707,681 in exploration & development expenditures during the same period of the previous fiscal year.  During the current quarter of the fiscal year, the Company incurred $317,852 in exploration & development expenditures on the Morrison property compared to $696,822 in exploration & development expenditures during the same period in the previous fiscal year.  Please see Note 6 in the interim financial statements for expenditures by item and area.

During the current quarter of the fiscal year, the Company did not announce or complete any private placements.  Options were granted during the second quarter of both the current and previous fiscal year.  During the current fiscal year, the Company issued 372,500 common shares on exercise of options for total proceeds of $1,517,500 and a reclassification of Contributed surplus to capital stock in the amount of $301,225.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2009	$ 31,782	$ 517,183	$ 485,401	$ 0.04
April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06
July 31, 2009	$ 3,934	$ 537,878	$ 533,944	$ 0.05
October 31, 2009	$ 1,874	$ 514,875	$ 513,001	$ 0.05
January 31, 2010	$ 5,526	$ 487,241	$ 481,715	$ 0.04
April 30, 2010	$ 2,888	$ 542,326	$ 539,438	$ 0.05
July 31, 2010	$ 2,911	$ 432,133	$ 429,222	$ 0.03
October 31, 2010	$ 4,319	$ 417,701	$ 413,382	$ 0.04

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2009	$ 173,848	$ 2,403,578	$ 2,229,730	$ 0.20
for the three month period ended April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06
for the six month period ended July 31, 2009	$ 13,036	$ 1,272,405	$ 1,259,369	$ 0.11
for the nine month period ended October 31, 2009	$ 14,910	$ 1,787,280	$ 1,772,370	$ 0.16
for the year ended January 31, 2010	$ 20,436	$ 2,274,521	$ 2,254,085	$ 0.20
for the three month period ended April 30, 2010	$ 2,888	$ 542,326	$ 539,438	$ 0.05
for the six month period ended July 31, 2010	$ 5,799	$ 974,459	$ 968,660	$ 0.08
for the nine month period ended October 31, 2010	$ 10,118	$ 1,392,160	$ 1,382,042	$ 0.12

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2010, the Company reported a net loss of $2,254,085 ($0.20 per share), compared to a net loss of $2,229,730 ($0.20 per share) for the year ended January 31, 2009.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expired in October 2010 and has been extended for six months until April 2011.  Details on the financial obligations are detailed in our annual financial statements (Note 12).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 5).

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 and in Note 18 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian and US GAAP; and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $95,090 in the third quarter of the fiscal year compared to $97,305 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the third quarter of the current fiscal year which was the same as the corresponding period in the previous year.

Outlook for 2010/11

Upon issuance of an Environmental Assessment Certificate, the EA Course of Action Decisions as well as necessary permits and authorizations, the Company will proceed with the following activities:

•

Construction of new 24.7 km 138 kV overhead power line from the existing former Bell mine site to the proposed Morrison Mine Site substation;

•

Clearing of timber from the tailings storage facility, plant site, waste storage dump, on-site road corridors, on-site pipeline and power line corridors; and

•

On-site road construction between existing Forest Service Road and proposed Plant Site.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB (Accounting Standards Board) strategic plan outlines the convergence of Canadian GAAP (generally accepted accounting principals) with IFRS (International Financial Reporting Standards) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the financial reporting impact of the transition to IFRS as required for our fiscal year starting February 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending January 31, 2011 when IFRS is required for the year end statements for the period ending January 31, 2012.  The conversion to IFRS will require more in-depth disclosure for which we are assessing the steps required to provide the additional information.  Some training of key personnel may be required.  The conversion to IFRS will have an impact on the future financial statements of the Company, but at this time a reasonable estimate of the impact cannot be made.  The Company plans to be in compliance as required and will continue to update its shareholders as information becomes available or potential impact is assessed.

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our interim financial statements.

Subsequent to the end of the period, the no share transactions were made.

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
October 31, 2010	balance forward			12,012,789	$ 47,307,973

Warrant transactions:

Certificate Dated	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2010	total outstanding				0

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2010	total outstanding				2,015,557

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2008	4,832,500	4,832,500
to January 31, 2009	-	-
As at January 31, 2009	4,832,500	4,832,500
to April 30, 2009	-	-
to July 31, 2009	-	-
to October 31, 2009	-	-
to January 31, 2010	-	-
As at January 31, 2010	4,832,500	4,832,500
to April 30, 2010	-	-
to July 31, 2010	-	-
to October 31, 2010	-	-
As at October 31, 2010	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2008	16,991,234	(859,434)	16,131,800
to January 31, 2009	1,474,630	-	1,474,630
As at January 31, 2009	18,465,864	(859,434)	17,606,430
to April 30, 2009	1,084,677	-	1,084,677
to July 31, 2009	926,182	-	926,182
to October 31, 2009	696,822	-	696,822
to January 31, 2010	474,354	-	474,354
As at January 31, 2010	21,647,899	(859,434)	20,788,465
to April 30, 2010	921,555	-	921,555
to July 31, 2010	279,944	-	279,944
to October 31, 2010	317,852	-	317,852
As at October 31, 2010	23,167,250	(859,434)	22,307,816

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2008	44,258,085	-	3,579,495	1,744,329	19,070,089	28,767,491
to January 31, 2009	-	-	446,693	485,401	19,555,490	28,728,783
As at January 31, 2009	44,258,085	-	4,026,188	2,229,730	19,555,490	28,728,783
to April 30, 2009	-	-	444,410	725,425	20,280,915	28,447,768
to July 31, 2009	-	-	290,213	533,944	20,814,859	28,204,037
to October 31, 2009	1,231,163	-	(12,151)	513,001	21,327,860	28,910,048
to January 31, 2010	-	-	236,187	481,715	21,809,575	28,664,520
As at January 31, 2010	45,489,248	-	4,984,847	2,254,085	21,809,575	28,664,520
to April 30, 2010	286,557	-	225,647	539,438	22,349,013	28,637,286
to July 31, 2010	-	-	220,998	429,222	22,778,235	28,429,062
to October 31, 2010	1,532,168	-	(33,670)	413,382	23,191,617	29,514,178
As at October 31, 2010	47,307,973	-	5,397,822	1,382,042	23,191,617	29,514,178